NGTV
9944 Santa Monica Boulevard
Beverly Hills, California 90212
February 15, 2007
VIA EDGAR
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Ms. Kathleen Krebs

Re:	NGTV Registration Statement on Form 8-A (12B) File No. 001-32957
Ladies and Gentleman:
     Reference is made to the above-captioned registration statement filed by NGTV (the “Registrant”) with the Securities and Exchange Commission on July 21, 2006 (the “Registration Statement”).
     The Registrant has determined to withdraw the Registration Statement. The filed Registration Statement has not become effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.
     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (310) 556-9024, with a copy to Jennifer A. Post, Esq. at Richardson & Patel LLP at (310) 208-1154.
     Please do not hesitate to call the undersigned at (310) 556-8600 or Jennifer A. Post of Richardson & Patel LLP at (310) 208-1182 with any questions you may have regarding this letter.

Very truly yours, NGTV
By:	/s/ Jay Vir
President